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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                 Commission File Number: 1-11016

                                 ALLWASTE, INC.
             (Exact name of registrant as specified in its charter)

                          5151 San Felipe, Suite 1600
                           Houston, Texas 77056-3609
                            Telephone (713) 623-8777
              (Address, including zip code, and telephone number,
                      including area code of registrant's
                          principal executive offices)

                          Common Stock, par value $.01
            (Title of each class of securities covered by this Form)

              7 1/4% Convertible Subordinated Debentures due 2014
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please provide an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     ( )        Rule 12h-3(b)(1)(i)    (x)
         Rule 12g-4(a)(1)(ii)    ( )        Rule 12h-3(b)(1)(ii)   ( )
         Rule 12g-4(a)(2)(i)     ( )        Rule 12h-3(b)(2)(i)    ( )
         Rule 12g-4(a)(2)(ii)    ( )        Rule 12h-3(b)(2)(ii)   ( )
                                            Rule 15d-6

         Approximate number of holders of record as of the certification or notice date: One (1) record holder of common stock, par value $.01 per share.



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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Allwaste, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

         Dated: July 31, 1997

                                        ALLWASTE, INC.



                                        By:      /S/ ROBERT M. CHISTE
                                           ---------------------------------
                                                   Robert M. Chiste
                                                       President